EXHIBIT 99.1

                              JOINT PRESS RELEASE

           CHELSEA OIL AND GAS LTD. (OTCBB: AUCAF) AND INTERNATIONAL
                         TME RESOURCES INC. (OTC: ITME)

                 CHELSEA AND ITME COMPLETE PLAN OF ARRANGEMENT

FOR IMMEDIATE RELEASE

CALGARY, AB, CANADA, OCTOBER 1, 2013 - Chelsea Oil and Gas Ltd. (formerly Australian-Canadian Oil Royalties Ltd.) (OTCBB: AUCAF) ("Chelsea" or "the Company") and International TME Resources Inc. ("ITME") are pleased to announce the closing on September 20, 2013, of the previously announced Plan of Arrangement (the "Arrangement") whereby Chelsea acquired all of the issued and outstanding common shares of ITME. In connection with the closing of the Arrangement, the Company changed its name to Chelsea Oil and Gas Ltd., and reconstituted its board and executive management team. The Company is pleased that more than 99% of the shareholders of both companies who voted at the special shareholder meetings voted in favour of the transaction.

THE ARRANGEMENT

Under the terms of the Arrangement, ITME shareholders received 0.5431 of a common share of the combined entity in exchange for one (1) ITME common share. Chelsea issued a total of 13,976,542 common shares to former ITME shareholders and has 64,005,607 common shares issued and outstanding. Chelsea will trade on the OTCBB with a new ticker symbol that will be assigned later this week.

CORPORATE RESTRUCTURING

Concurrent with the Arrangement, Chelsea reconstituted its board of directors and executive management team. Chelsea will be based in Calgary, Alberta, Canada, and is pleased to add three industry veterans to its board of directors:
Stewart Gibson, Toby Pierce and Yves Merer.

Mr. Gibson brings 40 plus years' experience with industry majors and startups. He has a B.Sc. (Hon.) Geology, and M.Sc. Petroleum Reservoir Engineering. He has previously held positions with BP, Occidental, Bow Valley and is the former CEO of Sterling Resources Ltd.

Mr. Pierce was most recently a Director & Senior Analyst with GMP Securities (London, UK) to GMP served as Director of Institutional Research at Tristone Capital (London, U.K.) since 1994. Previous engagements include wellsite geology over a period of five years for numerous companies across the Western Canadian Sedimentary Basin. In addition, he has worked for three years across North and Latin America as a geologist in the mining and exploration industry. Mr. Pierce brings strong geological and financial understanding within resource sectors. Mr. Pierce holds an M.B.A. from the Rotman School of Business and a B.Sc. Geology from the University of Victoria.

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Mr. Merer is currently the Chief Executive Officer of Caithness Petroleum
Limited ("Caithness"), a private UK company with several international projects. A graduate of the prestigious School of Geology in Nancy, France, Mr. Merer holds a Masters in Petroleum Economics from the French Institute of Petroleum and began his career in the mining sector before joining Shell in 1979. After twelve years in operations and production roles in the North Sea and Brunei, Mr. Merer moved to London in 1992 and spent four years in a regional business governance role, managing Shell's interests in French-speaking West Africa. Recognized for his diplomatic and relationship-building skills, in 1996 he was appointed General Manager of Salym Petroleum Development in Siberia. This was Shell's first successful Russian joint venture business. Mr. Merer then served as Chairman of Shell Syria, based in Damascus, before moving to Beijing for three years as President of Shell China Exploration and Production, in charge of a large portfolio of exploration, development and production assets, both onshore and offshore. In 2006, he moved to Tehran to take on his final role with Shell. As Iran Country Chairman, he was responsible for several joint ventures, large oil and gas projects and a number of important contracts.

Mr. Howard Siegel and Mr. Andre Sakhai have left the board of directors of the Company upon closing of the Arrangement. The Company thanks both gentlemen for their years of service and wishes them success in their future endeavors.

Current board member William Petrie, Sr. will retain the position of Chairman. Mr. Petrie has in excess of 35 years experience as a petroleum geologist, primarily in Western Canada. He began his career with Mobil Oil, leaving after several years to join the independent sector. He has been involved as president and geologist for a number of public and private oil and gas companies, the most recent public company being Marengo Exploration Ltd. In these positions he was responsible for generating, evaluating, and successfully exploiting oil and gas exploration, development, and acquisition opportunities throughout the Western Canadian Sedimentary Basin.

Current board member Jesse Meidl will retain his position as a director of Chelsea. Mr. Meidl has over 15 years experience in the oil and gas sector, both Canadian and international. He is currently CFO of Caithness. He joined Caithness from the London office of Thomas Weisel Partners, where he was an investment banker in the International Oil & Gas group. He was previously the Chief Financial Officer for Arsenal Energy Inc., an international exploration company listed on the Toronto Stock Exchange, which held production assets in Canada and the USA and exploration assets in Egypt, Colombia and Uzbekistan. Prior to that, he was an analyst at APF Energy Trust. Mr. Meidl qualified as a Chartered Accountant with KPMG LLP and also holds an ICAEW Corporate Finance qualification and a B.Comm. degree from the University of Saskatchewan.

The new board of directors and management of the Company are committed to capturing the considerable potential in the Company's assets.

CORPORATE AND FINANCING UPDATE

The Company owns a 13.8331% working interest in PEL 444 in the Cooper-Eromanga Basin in Australia. The Operator, Holloman Energy, which owns an 83% working interest in the prospect, completed an 80 sq. km 3D seismic survey on PEL 444 on July 1, 2013. Processing of this survey is underway, with final results anticipated in October 2013. The timing of follow-on drilling on PEL 444 will be announced when a target date is determined. The seismic acquisition satisfies the current obligations for PEL 444: the remaining obligation is the drilling of one well, which is expected to be undertaken by the Operator in 2014 at no cost to the Company.


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The Company recently entered into an agreement with Central Petroleum Limited
("Central") which will allow Central and its partner to tie its seismic to a data point on ATP 582 with the Company having access to any seismic acquired over ATP 582. Central and its partner Total are completing a 500km of 2D seismic programme over their immediately adjacent joint-venture lands in the Southern Georgina Basin, Australia.

The Company is currently conducting a financing transaction, the terms of which will be announced once they are finalized. The Company will use the proceeds of the proposed financing for seismic acquisition on its Surat and Georgina Basin properties, the installation of water injection facilities in its Surat Basin property, the repayment of debt and general corporate purposes.

The Company is relying upon Rule 135c under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), in issuing this news release and it shall not be used for the purpose of conditioning the market in the United States for any of the securities mentioned herein. This news release shall not constitute an offer to sell or a solicitation of an offer to buy the common shares of the Company or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities to be offered by the Company have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Company intends to offer and sell its securities in the United States pursuant to the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act and similar exemptions under applicable state securities laws.

FORWARD LOOKING STATEMENTS

Certain statements in this material may be "forward-looking statements" including the potential in the Company's assets, the expected drilling of a well on PEL 444 and the proposed financing transaction of the Company. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by Chelsea.

Statements contained in this press release and corporate information relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although we believe that the expectations and assumptions upon which they are based are reasonable, we can give no assurance that such expectations and assumptions will prove to have been correct. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. The Company does not intend, nor do we undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws. Although we believe that our expectations are based on reasonable assumptions, we can give no assurance that our expectations will materialize. Many factors could cause actual results to differ materially from our forward-looking statements. Such factors include, among others, those described in the Company's annual reports filed with the United States Securities and Exchange Commission and available on EDGAR at www.sec.gov.

We seek safe harbor.

For further information on Chelsea, please visit our website at www.aussieoil.com, e-mail acorltd@suddenlink.net or call:


+1-403-457-1959 (Office)
+1-800-290-8342 (Toll Free in the United States)